UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                   AMERICAN MOBILE SATELLITE CORPORATION
                            (Name of Issuer)

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
                    -----------------------------------
                       (Title of Class of Securities)

                              02755 R103
                              ----------
                            (CUSIP Number)

                             CAROL FORSYTE
       MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                             (847) 576-7646
       --------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             February 29, 2000
                             ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  02755 R103
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)
      Motorola, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)
      (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
      Not applicable

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e) [    ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Incorporation:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

7.  SOLE VOTING POWER
      2,470,532

8.  SHARED VOTING POWER
      0

9.  SOLE DISPOSITIVE POWER
      2,470,532

10.  SHARED DISPOSITIVE POWER
      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      2,470,532

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.99 percent

14.  TYPE OF REPORTING PERSON (See Instructions)
      CO


AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 ("Amendment") relates to the shares (the "Shares") of common stock, par value $.01 per share, of American Mobile Satellite Corporation, a Delaware corporation ("AMSC"). The Report on
Schedule 13D filed by Motorola, Inc., a Delaware corporation ("Motorola") dated April 9, 1998, as amended by Amendment No. 1 dated July 22, 1998 and Amendment No. 2 filed on September 7, 1999 with the Securities and Exchange Commission (hereinafter collectively referred to as "Motorola Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

     The percentage of Shares reported in this Amendment as being beneficially owned by Motorola is based upon the number of outstanding Shares on March 8, 2000 (49,414,676 Shares), which number was provided by AMSC to Motorola on March 9, 2000.


Item 2.     Identity and Background

Item 2 is hereby amended and restated as follows:

     (a) - (c), (f) This statement is being filed by Motorola whose principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:
(i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking, transportation, wireless communications and imaging and entertainment markets; and (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and industrial markets; and (iv) digital and analog systems and set-top terminals for broadband cable television operators.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. Appendix 1 also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States except as indicated on Appendix 1.

     (d) - (e) Neither Motorola nor, to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.     Purpose of Transaction

Item 4 is hereby amended by adding the following as the next to last paragraph of Item 4:

     Motorola sold 3,000,000 Shares on February 29, 2000 in a block trade in the open market. Reference is made to the Lock-Up Agreement described in Item 6 below for certain restrictions on the ability to sell or otherwise dispose of the remaining Shares which Motorola owns.


Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

     (a) As of February 29, 2000, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 2,470,532 Shares (constituting 4.99 percent of the total outstanding shares of AMSC's common stock). To the best of Motorola's knowledge, no Shares are beneficially owned by any of its executive officers or directors, nor do such executive officers or directors have the right to acquire any Shares.

     (b) Motorola has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,470,532 Shares listed as beneficially owned by Motorola in Item 5(a).

     (c) Motorola sold 3,000,000 Shares on February 29, 2000 at $28.00 per share in a block sale effected in the open market over the Nasdaq Stock Market by a broker. Except as disclosed herein, Motorola had no other transactions in Shares during the last 60 days. To the best of Motorola's knowledge, no director or executive officer listed on Appendix 1 has engaged in any transactions in Shares during the past 60 days.

     (d)  Not applicable.

     (e) As of February 29, 2000, Motorola ceased to be the beneficial owner of more than 5% of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following as the second paragraph of
Item 6:

     In connection with the sale of Shares effected on February 29, 2000, Motorola has agreed with the broker who effected the sale not to dispose of or hedge any of its Shares during the period from February 29, 2000 and continuing through the date 60 days after February 29, 2000, except with the prior written consent of the broker.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Motorola, Inc.


Date:   March 10, 2000            By:    /s/ Carl F. Koenemann
                                  Name:  Carl F. Koenemann
                                  Title: Executive Vice President
                                         & Chief Financial Officer





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